FILED BY ADE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ADE CORPORATION

COMMISSION FILE NO. 000-26714

The following is a transcript of a joint conference call held by KLA-Tencor Corporation and ADE Corporation on February 27, 2006:

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Janice, and I’ll be your conference operator. At this time, I would like to welcome everyone to the KLA-Tencor’s Acquisition of ADE Corporation Joint Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions].

Thank you, Mr. Hall, you may begin your conference.

Jeffrey Hall, Chief Financial Officer, KLA-Tencor

Good morning everyone, and welcome to our conference call regarding the signing of a definitive agreement for the acquisition of ADE by KLA-Tencor. My name is Jeff Hall. I’m the CFO of KLA-Tencor, and I’m here with Rick Wallace, CEO of KLA-Tencor, and Dr. Chris Koliopoulos, CEO of ADE. Brian James, CFO of ADE is joining us by phone from Boston.

Over the next few minutes, we’ll discuss the acquisition we announced last week, and a short Q&A period will follow. We have a limited amount of time today, so we are only going to take questions related to this transaction. In addition, ADE is in its quiet period for its quarter ended January 31st. So we cannot speak about current or future results for ADE. ADE will announce its results on March 7th. The press release announcing this transaction went out on Thursday morning and can be found on the website of either company at www.klatencor.com or www.ade.com or you may call the Investor Relations department of either company to request a copy. A replay of this conference call will be available in about 24 hours on both the KLA-Tencor and ADE websites. In addition, the merger agreement was filed with the SEC on Thursday morning. The matters both companies will be discussing today include forward-looking statements and as such are subject to the risks and uncertainties that we discuss in detail in our documents filed with the SEC. Specifically the most recent reports on Form 10-K and 10-Q and any amendments which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. Today, I will start with the details of the transactions, and then both Rick and Chris will talk about the strategic and financial merits for each company.

Under the terms of the agreement which has been unanimously approved by the boards of both companies, each share of ADE stock will be exchanged for KLA-Tencor stock at a fixed exchange ratio of 0.64. This equates to approximately 9.5 million new KLA-Tencor shares. There are no collars or walk-away prices. The transaction is anticipated to be tax-free to ADE shareholders and will be subject to customary closing conditions, including regulatory approvals and approval by ADE shareholders but will not require the approval of KLA-Tencor shareholders. We expect this transaction to close in the June-July timeframe. Now, I will turn the call over to Rick.

Richard P. Wallace, Chief Executive Officer of KLA-Tencor

Thank you, Jeff, and good morning everyone. Today, I am going to address the motivation behind the acquisition of ADE by KLA-Tencor. This acquisition will benefit our customers, our employees and the shareholders of both companies, and I’ll go through those reasons in a minute.

First of all, the customers will benefit because we will have a combined ability to develop complete solutions to address both the metrology and the defectivity needs of our bare wafer manufacturing. Ultimately, this will result in higher performance systems and more cost effective solutions for our combined customer base. Additionally, semiconductor manufacturers will benefit due to our combined ability to bring the ADE product line into the wafer fab. Employees, especially those from ADE, will benefit from the access to broader market opportunities and the additional technologies available from the extensive KLA-Tencor portfolio. This will enable the ADE team to focus on growth opportunities for their product line. We fully expect to accelerate the penetration of new market opportunities as a result of this acquisition. Shareholders will benefit due to the complementary nature of our businesses. Due to the current financial performance of ADE, the deal is accretive to earnings without synergies, and we see potential for synergies.

But the overriding reason for this acquisition is not synergies but is based on the longer-term growth prospects enabled by bringing these two companies together. These prospects will ultimately provide even greater returns to the KLA-Tencor shareholders. Let me conclude by welcoming Chris and Brian and the entire ADE team to KLA-Tencor. I look forward to a successful transition and exciting prospects ahead for the combined team. Now, I’ll turn it over to Chris.

Chris L. Koliopoulos, Ph.D., President and Chief Executive Officer, ADE Corporation

Thank you, Rick, and good morning, and I would like to also thank all of you for joining us this morning. Last week’s announcement of our agreement to be acquired by KLA-Tencor is a landmark event in the history of ADE. ADE has a long history in the semiconductor industry, establishing itself as the leader in bare wafer metrology, helping to develop the standards and production tools which ultimately resulted in providing high yield silicon substrates to the semiconductor device manufacturers. Device yield begins with the wafer, so it is very easy to see the synergy and yield management market extension in this acquisition by KLA-Tencor – a good strategic fit with complementary technology.

ADE is a company that has excellent technology and market presence which is well-managed and has distinguished itself in the marketplace. By combining with KLA-Tencor, ADE will be able to leverage their strong sales channel and marketing muscle in the semiconductor device fabs, as well as its broad technology and product portfolio, enabling it to accelerate its growth opportunities. As the industry demand for 300 millimeter wafers continues to be forecasted to triple in the next four years, ADE, along with KLA-Tencor, is well positioned to benefit from this growth with an expanded product portfolio which addresses the ever demanding needs of the customer. With its world class interferometric surface metrology technology, ADE can also rapidly expand its product adoption by leveraging the KT knowledge base in the device fab.

ADE employees are looking forward to being part of the KLA-Tencor team, working to innovate new products and systems and to quickly bring them to market. Both organizations have demonstrated their ability to meet market windows. Additionally, each company has product offerings in the data storage industry where the combination broadens and adds more mass to the product portfolio. We share core values with the KLA-Tencor team — technology leadership focused on solving difficult problems for customers, as well as operational excellence, which strengthens shareholder value and employee engagement.

In summary, we are taking an extraordinarily successful company and enhancing its prospects for continued success by joining with KLA-Tencor. We believe that the combination will better enable us to serve our existing customers and better position us to expand our served markets. With that, I will turn the call over to Jeff.

Jeffrey Hall, Chief Financial Officer, KLA-Tencor

Thank you, Chris. This concludes our prepared remarks. We will now open the call for questions. Before I turn the call over to Janice to give polling instructions, let me request that you refrain from asking multipart questions to give others some time and remind you that due to the limited time we have today and ADE’s unreleased financial results, we will only be taking questions about this transaction. As always we are all on a tight schedule, so Janice can you begin the polling please.

QUESTION AND ANSWER SECTION

Operator: Yes. And thank you. [Operator Instructions]. Your first question comes from the line of Robert Maire of Needham & Company.

<Q – Robert Maire > : Yes. Could you tell us how the – the defect inspection that ADE was working on with the new product in development will fit in with KLA and what you saw there, is that part of what you are going to roll up, could you give us a little more detail on that side of it?

<A – Richard Wallace > : Yeah, this is Rick. I will respond to part of that and then let Chris weigh in as well. There is, I think, opportunity in the product that’s been developed by ADE because it has different technological capabilities, and therefore we think it will serve a different part of the market segment, and so we are looking at that as being complementary at this time, and until we get and do further evaluation, that is our perspective.

<A – Chris Koliopoulos > : I agree with Rick. I think the current tools – the current generation of new tools that ADE has developed has some unique capabilities that we believe will allow us to address certain other markets that the KT tools do not currently.

Operator: Your next question comes from the line of Ray Kukreja of WR Hambrecht.

<Q – Ray Kukreja > : Good morning, and thank you for taking my question, and this probably for ADE. How do you see, Chris, the rollout of NanoXam change between now and the closure of the merger given this announcement. Do you see a faster rate of adoption for that tool, and if you could give some color on that.

<A – Chris Koliopoulos > : I think we are continuing business as usual. We are in evaluations with that tool and have been generating a number of customer demonstrations. I think we will continue with that and look forward to the closing date that allow us to leverage the KLA-Tencor sales channel and marketing strength.

<Q – Ray Kukreja > : So quickly, it is fair to say that between and now and close which is just a few months, you are not necessarily going to see a faster rate of adoption than what you had earlier anticipated?

<A – Chris Koliopoulos > : Well, I think that’s probably, I think we are still anticipating what we projected in the past.

<Q – Ray Kukreja > : Thank you.

Operator: Your next question comes from the line of Stuart Muter of RBC Capital Market.

<Q – Stuart Muter > : Yeah, thank you, good morning. First a question for Chris, what role will you play going forward after the merger, you know, after the shareholders have approved the merger and it’s closed, then I have got a quick follow-up after that.

<A – Chris Koliopoulos > : Well, the role that I anticipate playing is one of making sure that this transaction, this acquisition is another successful one for KLA-Tencor. I look forward to working with Rick and his team to make sure that that will continue to be a success, and I will continue to head the ADE Group.

<Q – Stuart Muter > : Okay, terrific, and then I guess a question for Rick. With the acquisition of ADE, you guys have a strong market position in the bare wafer side of things, do you see the benefits with this deal as having a very strong position in bare wafer or do you see it more as being able to generate a lot of new products from some of ADE’s unique technology?

<A – Richard Wallace > : I think the answer is kind of both. There is certainly the ability as I mentioned in the opening remarks to bring more complete solutions with the combination of the defectivity tools that KLA-Tencor has and the metrology tools offered by ADE to the bare wafer manufacturers. But what really got us, both Chris and I, excited about this deal was the anticipation of bringing new products to market and the leverage of the KT sales channel and marketing strength as Chris mentioned, but also, I think, there will be new technological problems that KLA-Tencor sees that would have otherwise maybe not gone addressed that we will be able to give to the ADE team and be able to take those on. So, I think it will really leverage the strength of both organizations.

<Q – Stuart Muter > : Okay, thanks very much.

Operator: Your next question is from the line of Jim Covello of Goldman Sachs.

<Q – James Covello > : Good morning, guys, thanks so much. I apologize if this was asked or covered because I hopped on a second late, but I know you said it would be accretive but did you give any incremental detail around the accretion, and how that would layer in? Thanks so much.

<A – Jeffrey Hall > : Hi, Jim, Jeff Hall. No, we didn’t give any detail. It’s still early in the integration planning stage. As we look at it, there are a bunch of areas where there are some good synergy, you know, stock, public cost, supply chain, scale efficiencies, channel synergies, increased penetration that Rick was talking about but not a lot of quantification yet.

<Q – James Covello > : Any color at all, what kind of magnitude are we talking, couple of pennies, a nickel, a dime any direction you can give us at all there?

<A – Jeffrey Hall > : It’s a long ways out Jim, so —

<Q – James Covello > : Okay. Thanks so much.

Operator: Your next question comes from the line of Brett Hodess of Merrill Lynch.

<Q – Brett Hodess > : Can you comment on the overlap in products? You talked a little bit about the new products but the overlap in products for the bare wafer market at this point, and if you think that that would create any regulatory review issues in terms of how much market share you are going to have?

<A – Jeffrey Hall > : Hi, Brett, Jeff Hall. No, we are confident this transaction overall is pro-competitive, beneficial to customers. Both of our product lines are largely complementary. This transaction permits the combined company to offer customers a more complete set of products and services.

<Q – Brett Hodess > : Great. Thank you.

Operator: Your next question comes from the line of Philip Lee of J. P. Morgan Chase.

<Q – Philip Lee > : I have a question on the new ADE tools. Can you talk about what your revenue growth rate expectation is from those products, say, over the next three to five years?

<A – Chris Koliopoulos > : No, I don’t believe we can foresee that far out and again as the – after closing we will know a lot more of how we can leverage the KLA-Tencor sales and marketing channel. But we do believe that that this combination will help accelerate ADE’s potential growth.

<Q – Philip Lee > : Can you talk about the potential market size then that the new ADE products address?

<A – Chris Koliopoulos > : The ADE products in some of these market areas address anywhere between $150 million to $200 million in market areas per year.

<Q – Philip Lee > : Okay. Thank you.

Operator: Your next question comes from the line of Edward White of Lehman Brothers.

<Q – Edward White, Jr. > : Thank you, I think in the past ADE has talked about a revenue opportunity of about 10 to $15 million per 75,000 wafers per month added. Can you talk about how much KLA-Tencor’s bare wafer business adds to that and with the new product opportunity, where can the total number of go in terms of revenue per, say, 75,000 – 75,000 wafer capacity?

<A – Richard Wallace > : Hi, Ed, it’s Rick. We don’t break out the wafer piece of the surface scan business, but we have similar models to what ADE has in terms of ramping the capacity, and it does significantly improve our footprint, and I think as we said the growth prospects are really what’s driving this. Where we think between the two, there are new untapped markets that we think we can continue to outgrow the general market rate as a result of it. So afraid can’t give you specifics on it but we certainly have done that analysis, and it’s a big part of the motivation for the deal.

<Q – Edward White, Jr. > : Great, thank you.

Operator: Your next question comes from the line of Patrick Ho of Stifel Nicolaus.

<Q – Patrick Ho > : Thanks a lot, can you discuss a little more in the synergies or some of the integration of the facilities given that ADE is located in Massachusetts and Arizona, how that’s going to play out over time?

<A – Richard Wallace > : Yeah, Patrick this is Rick. I think, you know, the way we view it now, I did get a chance to visit both facilities, and I think that Chris has done a great of job of rationalizing the assets within ADE, and we look to maintain those locations and those employees and really, when you look at acquisitions of technology what you are really talking about is the technological portfolio but it resides in the people. So there’ll be a big focus on maintaining the workforce.

<Q – Patrick Ho > : Thank you.

Operator: Your next question comes from the line of Mark Bachman of Pacific Crest Securities.

<Q – Mark Bachman > : Yes, Jeff, real quick, did you say the closing date was in Q3, is that correct?

<A – Jeffrey Hall > : Closing date, I said was in the June-July timeframe, and we are going to get this closed as quickly as we possibly can. Actual timing is pretty much controlled by the SEC review of the S-4 and proxy materials.

<Q – Mark Bachman > : Okay. And when you speak of the deal being accretive do you see this as being an immediate result or is this going to take several quarters to realize?

<A – Jeffrey Hall > : It’s going to be accretive in the first full year.

<Q – Mark Bachman > : In the first full year. And then I know that the last question just kind of touched on this, but what kind of changes in headcount and/or facilities are you going to have to realize in order to get this to be accretive, and where do you plan on manufacturing the ADE products?

<A – Jeffrey Hall > : We don’t see a lot of change.

<Q – Mark Bachman > : So, no change in headcount, no change in –

<A – Richard Wallace > : We’ll have to manufacture more of them.

<Q – Mark Bachman > : But will you be manufacturing them in California?

<A – Richard Wallace > : No.

<A – Jeffrey Hall > : No.

<Q – Mark Bachman > : Okay. Thank you.

Operator: Your next question comes from the line of Timothy Arcuri of Citigroup.

<Q – Atif Malik > : Yes, this is Atif Malik for Timothy Arcuri. I have a question for Rick. Rick, is it safe to say that your long-term strategy right now is kind of hinging on growing within the PDC market especially considering in the – the fate of Blue 29 – I mean most of the large chip makers, the key chip makers pushing out ELES capping program to 32 nanometer and beyond and also do you still see the back-end market as attractive for your future PDC growth?

<A – Richard Wallace > : Yeah, those are great questions. I think it is premature though to tie this to an overall KT strategic intent. Clearly, this adds to our position in metrology and inspection in a market that we serve and we think it allows for growth that’s faster than the rest of the industry as a result. In terms of the other opportunities, we are still under evaluation. We are pleased with the Blue 29, the capabilities that we have developed there and just like any emerging market it takes some time. In terms of the back-end if the right opportunity became available either through something we would develop or something we would look at acquiring, we would pursue that as well. But it is really kind of an independent event.

<Q – Atif Malik > : Okay. And then just a quick question, can you give – can you give specific examples on how you can leverage some of the existing technologies at ADE to your other products like lithography products or scan products or do you have some specific examples?

<A – Richard Wallace > : Well, I think there is some – there are some specific ones that I don’t think it’s appropriate to go into detail but just suffice it to say some of the growth that ADE had been looking to achieve was in areas that KT has very strong channel and marketing support. So, we think we can enable that growth even with some of the existing product lines into new markets. And I think that will benefit the prospects for the ADE product line and enhance the overall KT portfolio.

<Q – Atif Malik > : Okay. Thanks.

Operator: Your next question comes from the line of Stephen Cheng of UBS.

<Q > : This is Jagdish on behalf of Stephen Cheng. Thanks for taking my question, given that wafer growers that are at position that we hear have some pricing power, have you seen any changes in capital equipment spending ,or do think you might see some near-term changes in capital equipment spending by these bare wafer manufacturers? Thank you.

<A – Richard Wallace > : No, I think the bare wafer manufacturers are responding to the market demand as Chris said, and I’ll let Chris comment on this as well, we are seeing increased capacity requirements for 300 millimeter wafers which is causing them to need to add capital and production capability, and that is what is really driving the growth in that business, and ADE is seeing similar growth.

<A – Chris Koliopoulos > : Yes, we do — similar activities going on — the expansion of 300 millimeter continues, the demand is very high, capacity utilization – utilization of the capacity I should say is at very high levels. At some locations, they are selling everything they can, whether it’s in monitor wafer or prime wafer.

<Q > : Thank you.

Operator: [Operator Instructions]. Your next question comes from the line of David Cohen of Noonday. I apologize sir, that question was?

Jeffrey Hall, Chief Financial Officer, KLA-Tencor

That’s fine, thank you Janice, since there are no more questions, I guess we will end the call. Thank you all for joining us today.

Chris L. Koliopoulos, Ph.D., President and Chief Executive Officer, ADE Corporation

Thank you everyone.

Richard P. Wallace, Chief Executive Officer of KLA-Tencor

Thank you.

Operator: Ladies and gentlemen, that concludes today’s conference call. You may now disconnect.

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of KLA-Tencor and ADE. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by KLA-Tencor with the SEC. STOCKHOLDERS OF ADE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of ADE and stockholders may obtain a free copy of the disclosure documents (when they become available) and other documents filed by ADE and KLA-Tencor with the SEC at the SEC’s website at www.sec.gov, from ADE Corporation, 80

Wilson Way, Westwood, Massachusetts 02090, Attention: Chief Financial Officer, or from KLA-Tencor Corporation, 160 Rio Robles, San Jose, California 95134, Attention: General Counsel.

KLA-Tencor, ADE and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding KLA-Tencor’s directors and executive officers is available in KLA-Tencor’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on October 13, 2005, and information regarding ADE’s directors and executive officers is available in ADE’s annual report on Form 10-K for the year ended April 30, 2005, and its proxy statement for its 2005 annual meeting of stockholders, which were filed with the SEC on July 26 and August 19, 2005, respectively. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.